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                                   UNITED STATES              SEC FILE NUMBER
                         SECURITIES AND EXCHANGE COMMISSION      000-51836
                               Washington, D.C. 20549        ------------------

                                    FORM 12b-25

                             NOTIFICATION OF LATE FILING
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
(Check one):  |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q  |_| Form 10-D |_| Form N-SAR
              |_| Form N-CSR

               For Period Ended:  December 31, 2005
               |_|  Transition Report on Form 10-K
               |_|  Transition Report on Form 20-F
               |_|  Transition Report on Form 11-K
               |_|  Transition Report on Form 10-Q
               |_|  Transition Report on Form N-SAR
               For the Transition Period Ended:
                                               --------------------------------

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Item 5, in part, Item 6, in part, Item 7, in part, Item 7A , in part, and Item 8, in part
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PART I -- REGISTRANT INFORMATION

Rogers International Raw Materials Fund, L.P.
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Full Name of Registrant

N/A
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Former Name if Applicable

c/o Beeland Management Company, L.L.C., 141 West Jackson Blvd., Suite 1340A
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Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60604
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
   |_| fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is involved in the widely reported bankruptcy proceedings of Refco Inc. and its affiliate, Refco Capital Markets, Ltd., which commenced with Refco Inc.'s and its affiliates' bankruptcy petition filed October 17, 2005. A significant percentage of Registrant's assets are held in accounts at Refco Capital Markets, Ltd. Registrant is involved in litigation for the return of such assets. Because it is unknown whether or not Registrant will sustain a loss on such assets or the amount of any such loss, there is insufficient information available at this time to adequately support the value of such assets to Registrant. Accordingly, we cannot provide sufficient information for an unqualified opinion on Registrant's financial statements to be issued by its independent registered public accountants.



PART IV -- OTHER INFORMATION
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  (1)  Name and telephone number of person to contact in regard to this notification
                   Allen D. Goodman                      312                  264-4375
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                        (Name)                       (Area Code)          (Telephone Number)
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  (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
       Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
       filed ? If answer is no, identify report(s).  Yes |X|   No |_|

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  (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

                                                      Yes |_|   No |X|

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                 Rogers International Raw Materials Fund, L.P.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be filed on its behalf by the undersigned thereunto duly authorized.

                                      By:   Beeland Management Company, L.L.C.
                                            General Partner

Date:  April 3, 2006                  By:   /s/ Walter Thomas Price III
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                                            Walter Thomas Price III
                                            Managing Member